SANDLER O'NEILL + PARTNERS

2008 West Coast Financial Services Conference

March 11, 2008

PROVIDENT™

Provident Financial Holdings, Inc.

www. myprovident.com

Safe-Harbor Statement

This presentation may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. The Company's actual results, performance, or achievements may differ materially from those suggested, expressed, or implied by forward-looking statements due to a wide range of factors including, but not limited to, the general business environment, interest rates, the California real estate market, competitive conditions between banks and non-bank financial services providers, regulatory changes, and other risks detailed in the Company's reports filed with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the fiscal year ended June 30, 2007. Forward-looking statements are effective only as of the date that they are made and the Company assumes no obligation to update this information.

PROVIDENT
Provident Financial Holdings, Inc.

Organizational Structure and Overview



Provident Financial Holdings (Holding Company)
Mortgage Banking (Provident Bank Mortgage)
Provident Bank
Community Banking (Provident Bank)
Provident Financial Corp

50 Year Old Regional Banking Services Company Based in the Inland Empire Region of Southern California

- Expanding Customer Base and Market.
- Strong Mortgage Operations.
- Largest Independent Community Bank Headquartered in Riverside County, California.
- Fifth Largest Deposit Market Share in the Riverside-San Bernardino RMA, behind B of A, WaMu, Wells Fargo and Citigroup.

Loan Portfolio Mix
(Loans Held for Investment)



(In Millions)
$900
$800
$700
$600
$500
$400
$300
$200
$100
$ -
$814
$577
$4
Single-Family
"Preferred Loans"
Other
As of 12/31/2007
Unchanged.
20% increase, primarily Multi-Family.



(In Millions)
$900
$800
$700
$600
$500
$400
$300
$200
$100
$ -
$818
$479
$12
Single-Family
"Preferred Loans"
Other
As of 09/30/2006
Decisions made 18 to 36 months ago have had a positive credit quality impact (no Option ARMs, no 2nd TDs, and reduce Construction exposure).

"Preferred Loans" - Multi-Family, Commercial RE, Construction and Commercial Business loans.

Asset Quality

Provident Financial Holdings, Inc.

Non-Traditional Loans Held for Investment
Single-Family First Trust Deeds
(Unaudited)
As of December 31, 2007

(Dollars in Thousands)	Outstanding Balance (1)	Weighted Average FICO (2)	Weighted Average LTV (3)	Weighted Average Seasoning (4)
Interest Only	$ 608,890	734	74%	2.06 Years
Stated Income (5)	$ 442,197	731	73%	2.16 Years
FICO <= 660	$ 25,234	641	72%	2.76 Years
> 30 Year Amortization	$ 28,938	740	68%	2.38 Years

(1) The outstanding balance presented on this table may overlap more than one category.
(2) The FICO score represents the creditworthiness of a borrower based on the borrower's credit history, as reported by an independent third party. A higher FICO score indicates a greater degree of creditworthiness.
(3) LTV (loan-to-value) is the ratio calculated by dividing the original loan balance by the original appraised value of the real estate collateral.
(4) Seasoning describes the number of years since the funding date of the loan.
(5) Stated income is defined as borrower provided income, which is not subject to verification during the loan origination process.

Provident Financial Holdings, Inc.

Asset Quality

Generic Payment Shock Example Interest Only vs. Option ARM			
Interest Only		**Option ARM***	
	Payment		Payment
5 x 1, 6-Month LIBOR + 2.75%		6-Month LIBOR + 3.50%	
Original Loan of $400,000		Monthly Adjustable, 115% Neg-Am Cap	
Initial Rate of 5.50%	$1,833	Original Loan of $400,000	
		Initial Rate of 2.00% (Many at 1.00%)	$667
		2nd Year Payment (7.5% Payment Cap)	$717
		3rd Year Payment (7.5% Payment Cap)	$771
6th Year Rate Reset to 5.71%	$2,507	27th Month Rate Reset at 6.46%	$3,738
Loan Balance Unchanged at $400,000		Loan Balance Increased to $460,000	
Semi-Annual Adjustable		Monthly Adjustable	
(Fully Amortized, 25 Years)		(Fully Amortized, 27.8 Years)	
Payment Shock >>>>>>>>>>>>>>>	**$673**	**Payment Shock >>>>>>>>>>>>>>>>>>>**	**$2,967**

Countrywide described in their Form 10-K that 71% of their Option ARM borrowers elect to make less-than-full interest payments.

(*) The average interest rate on this note was 8.39% over the first 26 months, which accumulated as $60,000 of negative amortization requiring a recast of the loan.

PROVIDENT
Provident Financial Holdings, Inc.

Asset Quality

Non-Performing Assets ("NPA") & NPA to Total Assets


Lower than many California competitors because of insignificant balance of Option ARMs, insignificant balance of 2nd TDs, the decision to limit SFR loan growth, and the decision to lower Construction loan exposure.
(InThousands)
(Percentage)
$26,000
$24,000
$22,000
$20,000
$18,000
$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
2.60%
2.40%
2.20%
2.00%
1.80%
1.60%
1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%

	09/06	12/06	03/07	06/07	09/07	12/07
Non-Performing Assets	$4,426	$13,740	$14,680	$19,711	$20,591	$24,372
NPA to Total Assets	0.26%	0.78%	0.83%	1.20%	1.28%	1.49%

Provident Financial Holdings, Inc.

Mortgage Banking Volume


(In Millions)
$350
$300
$250
$200
$150
$100
$50
$0
$71
$240
$89
$221
$91
$203
$97
$92
$79
$18
$89
$9
Alt-A lending has declined!
09/06
12/06
03/07
06/07
09/07
12/07
(Quarter Ended)
"High Margin" Products
"Low Margin" Products

Loan Sale Margin



1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
1.11%
1.00%
0.71%
0.31%
0.11%
1.09%
09/06
12/06
03/07
06/07
09/07
12/07
(Quarter Ended)

Provident Financial Holdings, Inc.

Value Proposition

Stock Price to Tangible Book Value Multiple



2.00x
1.80x
1.60x
1.40x
1.20x
1.00x
0.80x
0.60x

	Mar 2006	Jun 2006	Sep 2006	Dec 2006	Mar 2007	Jun 2007	Sep 2007	Dec 2007
Price/TBV	1.69x	1.54x	1.50x	1.52x	1.37x	1.24x	1.10x	0.81x

- Better credit risk profile than many competitors.
- Slightly liability sensitive balance sheet, resulting in net interest margin improvement.
- Declining operating expenses.
- Improving loan sale margin.